UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ACR GROUP, INC.

(Name of subject company (Issuer))

WATSCO, INC.

COCONUT GROVE HOLDINGS, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	00087B 10 1
(Title of classes of securities)	(CUSIP number of common stock)

Barry S. Logan

Senior Vice President and Secretary

Watsco, Inc.

2665 South Bayshore Drive, Suite 901

Coconut Grove, Florida 33133

Telephone: (305) 714-4100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Stephen D. Hope, Esq.

Thomas H. O’Donnell, Jr., Esq.

Moore & Van Allen, PLLC

100 N. Tryon Street, Suite 4700

Charlotte, North Carolina 28202

Telephone: (704) 331-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$81,430,414	$2500

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of ACR Group, Inc. at a purchase price equal to $6.75 per share and 12,063,765 shares issued and outstanding, as of June 29, 2007, as represented by ACR Group, Inc.

(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2500	Filing Party: Watsco, Inc. and Coconut Grove Holdings, Inc.
Form of Registration No.: Schedule TO	Date Filed: July 9, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (“Amendment No. 2”) to Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Watsco, Inc., a Florida corporation (“Watsco”), and Coconut Grove Holdings, Inc., a Texas corporation and a wholly-owned subsidiary of Watsco (the “Purchaser”), as amended and supplemented by Amendment No. 1 filed on July 20, 2007. This Amendment No. 2 relates to the offer by the Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of ACR Group, Inc., a Texas corporation (the “Company”), at a purchase price of $6.75 per Share in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 9, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9, and Item 11.

The Schedule TO is hereby amended and supplemented by adding the following:

“On August 6, 2007, Watsco announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Offer. This expiration satisfies one of the conditions to Watsco’s Offer.”

“The Offer expired at 12:00 midnight (New York City time) on Friday, August 3, 2007. The Depositary has advised Watsco that, as of the expiration of the Offer, approximately 7,872,127 Shares were validly tendered and not withdrawn in the Offer (including Shares tendered pursuant to notices of guaranteed delivery). The tendered shares, together with the 3,122,819 of ACR’s outstanding shares the executive officers and certain of their affiliates have committed to sell to Watsco, represent approximately 91.1% of the Company’s outstanding Shares. A sufficient number of Shares were tendered to satisfy the Minimum Condition set forth in the Merger Agreement. Following the expiration of the Offer, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer. Payment for such Shares will be made promptly in accordance with the terms of the Offer. Watsco expects to acquire the remaining outstanding shares of the Company through a short-form merger. Since Purchaser is the owner of at least 90% of the Company’s outstanding shares, Watsco will be able to effect the merger under Texas law without the need for a meeting of the Company’s stockholders.” The full text of the press release issued by Watsco on August 6, 2007 is filed as Exhibit (a)(7) hereto and is incorporated by reference.

“On August 3, 2007, Watsco entered into a new credit facility, which will be used to fund the tender offer.” The full text of the press release issued by Watsco on August 6, 2007 is filed as Exhibit (a)(8) hereto and is incorporated by reference.

The Offer to Purchase attached as Exhibit (a)(1)(i) to the Schedule TO is amended as follows:

Summary Term Sheet

The following question and answer is hereby deleted in its entirety and replaced with the following paragraph:

“What are the sources for funding this amount?

The funds necessary to close the transactions contemplated by the merger agreement will be drawn down from the unsecured revolving credit facility provided to Watsco by a syndicate of lenders. See “The Offer—Section 10—Source and Amount of Funds.”

The Offer—Section 10—Source and Amount of Funds

Section 10 is hereby deleted in its entirety and replaced with the following:

“We estimate that we will need approximately $117 million to consummate all of the transactions contemplated by the Merger Agreement, including approximately $79 million to purchase shares tendered in the

Offer and the Committed Shares, $35 million to repay ACR’s outstanding indebtedness and $3 million to pay all related fees and expenses.

Watsco and the Purchaser will draw down funds from the unsecured revolving credit facility, with terms described in the Revolving Credit Agreement, dated as of August 3, 2007 among Watsco, as Borrower, the Lenders From Time to Time Party Thereto, Bank of America, N.A., as Administrative Agent, J.P. Morgan Securities, Inc., as Syndication Agent and Mizuho Corporate Bank (USA), SunTrust Bank and Wells Fargo Bank, N.A. as Co-Documentation Agents.

The following is a summary of certain provisions of the unsecured revolving credit facility. The summary is qualified in its entirety by reference to the Revolving Credit Agreement, a copy of which has been filed with the Securities and Exchange Commission as an exhibit to Watsco’s Schedule TO. The Revolving Credit Agreement may be examined and copies may be obtained at the places set forth in “The Offer—Section 9.”

On August 3, 2007, Watsco entered into an unsecured five-year $300,000,000 revolving credit agreement (the “New Credit Agreement”) with eight lenders, Bank of America, N.A. as Administrative Agent (the “Administrative Agent”), J.P. Morgan Securities, Inc., as Syndication Agent, and Mizuho Corporate Bank (USA), SunTrust Bank and Wells Fargo Bank, N.A. as Co-Documentation Agents (the “New Credit Facility”). The New Credit Facility replaces in its entirety, a five-year $100,000,000 revolving credit facility entered into as of December 10, 2004 (the “Prior Credit Facility”). The Company borrowed $20,091,089 under the New Credit Facility to repay borrowings outstanding, including accrued but unpaid interest, under the Prior Credit Facility. Borrowings under the New Credit Facility will be used for general corporate purposes, including working capital, dividends, stock repurchases and acquisitions, including the Company’s previously announced acquisition of ACR Group, Inc.

The terms of the New Credit Facility also provide for a $25,000,000 swingline subfacility and a $50,000,000 letter of credit subfacility. As of the date hereof, $20,000,000 of borrowings were outstanding under the New Credit Facility.

The interest rate charged under the New Credit Agreement varies depending on the types of advances or loans the Company selects under the New Credit Facility. Borrowings under the New Credit Facility bear interest at primarily LIBOR-based rates plus a spread which ranges from 37.5 to 112.5 basis points (LIBOR plus 50 basis points as of the date hereof) depending upon the Company’s ratio of total debt to EBITDA. The Company pays a variable commitment fee on the unused portion of the commitment, ranging from 7.5 to 20 basis points. Alternatively, the Company has the option to elect to have borrowings under the New Credit Facility bear interest at the higher of the prime rate or the Federal Funds Rate plus 50 basis points.

The New Credit Facility contains customary affirmative and negative covenants and warranties, including two financial covenants with respect to the Company’s leverage and interest coverage ratios and limits the level of capital expenditures, dividends and stock repurchases in addition to other restrictions. It also contains customary Events of Default (as defined in the New Credit Facility). If the Company experiences any Event of Default other than events of bankruptcy in its obligations under the New Credit Facility, then, to the extent permitted in the New Credit Facility, the Administrative Agent may terminate the commitments under the New Credit Facility and accelerate any outstanding loans. Upon events of bankruptcy, the Company’s obligation under the New Credit Facility becomes immediately due and payable. The Company’s performance and payment obligations under the New Credit Facility are guaranteed by all of the Company’s direct and indirect subsidiaries.

Certain of the lenders party to the New Credit Facility, and their respective affiliates, have performed, and may in the future perform, various commercial banking, investment banking and other financial advisory services for the Company and its subsidiaries, for which they have received, and will receive, customary fees and expenses.

It is anticipated that indebtedness incurred under the New Credit Facility will be repaid from funds generated internally by Watsco and its subsidiaries and from other sources. No final decisions have been made concerning the method that Watsco will use to repay such indebtedness.”

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits:

(a)(7)	Press Release issued by Watsco on August 6, 2007 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Watsco on August 6, 2007)

(a)(8)	Press Release issued by Watsco on August 6, 2007

(b)(1)	Revolving Credit Agreement, dated as of August 3, 2007, by and among Watsco, Inc., as Borrower, the Lenders From Time to Time Party Thereto, Bank of America, N.A., as Administrative Agent, J.P. Morgan Securities, Inc., as Syndication Agent and Mizuho Corporate Bank (USA), SunTrust Bank and Wells Fargo Bank, N.A. as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Watsco on August 6, 2007)

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

COCONUT GROVE HOLDINGS, INC.

By:	/s/ Barry S. Logan
Name:	Barry S. Logan
Title:	President
Date:	August 8, 2007

WATSCO, INC.

By:	/s/ Barry S. Logan
Name:	Barry S. Logan
Title:	Senior Vice President
Date:	August 8, 2007

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated July 9, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)	Press Release issued by Watsco and the Company on July 5, 2007 (incorporated by reference to the Form 8-K filed by Watsco on July 5, 2007).

(a)(6)	Press Release issued by Watsco on July 20, 2007.

(a)(7)	Press Release issued by Watsco on August 6, 2007 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Watsco on August 6, 2007).

(a)(8)	Press Release issued by Watsco on August 6, 2007.

(b)	Commitment Letter dated July 11, 2007.

(b)(1)	Revolving Credit Agreement, dated as of August 3, 2007, by and among Watsco, Inc., as Borrower, the Lenders From Time to Time Party Thereto, Bank of America, N.A., as Administrative Agent, J.P. Morgan Securities, Inc., as Syndication Agent and Mizuho Corporate Bank (USA), SunTrust Bank and Wells Fargo Bank, N.A. as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Watsco on August 6, 2007).

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated July 3, 2007, among Watsco, the Purchaser and the Company.

(d)(2)	Form of Tender and Support Agreement.

(d)(3)	Confidentiality Agreement, dated June 1, 2005, between Watsco and the Company.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to shareholders of ACR Group, Inc.